

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Troy Meier
Chief Executive Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, UT 84078

> **Re: Superior Drilling Products, Inc.**
> **Schedule 13E-3 filed May 10, 2024**
> **File No. 005-88173**
>
> **Drilling Tools International Corporation**
> **Form S-4 filed May 10, 2024**
> **File No. 333-279319**

Dear Troy Meier:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed May 10, 2024; Form S-4 filed May 10, 2024

General

1. Given the narrative complexity of the formulas used to establish the ultimate mix of stock and cash consideration, please consider providing illustrative examples to help shareholders understand such disclosure. Useful in this regard would be examples that demonstrate numerically how the proration mechanics would play out assuming different inputs of stock and cash elections.

2. In the Schedule 13E-3, please fix the link to Exhibit (c)(7) under Item 16.

Reasons for the Merger of the Schedule 13e-3 Filing Parties other than SDPI and the Supporting Shareholders; Fairness, page 41

3.   Please expand this section so that the disclosure addresses each of the factors set out in Instruction 2 to Item 1014 of Regulation M-A.

Opinion of Piper Sandler, page 44

4.   You disclose on page 55 that the Piper Sandler Opinion may not be "relied upon by any other person or used for any other purpose without the prior written consent of Piper Sandler... ." As drafted, this statement may be construed as a disclaimer of liability to the security holders. Please revise to remove this disclaimer.

Election, Exchange and Payment Procedures, page 104

5.   We note the following disclosure: "Subject to the terms of the Merger Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of DTI, SDPI, or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form." Please revise such disclosure to indicate that shareholders may challenge such decisions of the Exchange Agent in a court of competent jurisdiction.

Tax Consequences of the Merger Generally, page 207

6.   You disclose that the "parties intend for the First Merger and Second Merger, taken together, to qualify as a 'reorganization' within the meaning of Section 368(a) of the Code." To the extent you believe these transactions qualify as a reorganization within Section 368(a) of the Internal Revenue Code, please file a legal opinion supporting such a conclusion. Alternatively, revise your disclosure here to begin with a statement that it is uncertain whether the transactions will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the transactions fail to qualify as a 368(a) reorganization.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers and Acquisitions